SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Helicos BioSciences Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

42326R109

(CUSIP Number)

Harry Wilcox

Chief Financial Officer and Partner

Flagship Ventures

One Memorial Drive, 7th Floor

Cambridge, MA 02142

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(Continued on the following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) AGTC Advisors Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 582,593

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 582,593

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 582,593

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.8%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Applied Genomic Technology Capital Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,726,061

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 9,726,061

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,726,061

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 13.6%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Flagship Ventures Fund 2004, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,359,720

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 4,359,720

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,359,720

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 6.1%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Élan LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 80,845

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 80,845

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,845

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.1%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Equity Investors LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,130,929

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,130,929

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,130,929

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 1.6%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Group, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,238,722

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 1,238,722

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,238,722

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 1.7%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen PE LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 311,735

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 311,735

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 311,735

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.4%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Long Reign Holding LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,326

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 64,326

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,326

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.1%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) ST NewcoGen LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,280

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 64,280

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,280

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 0.1%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) NewcoGen Group, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,199,491

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 13,199,491

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,199,491

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 18.5%

14.	Type of Reporting Person CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) AGTC Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,308,654

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 10,308,654

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,308,654

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 14.5%

14.	Type of Reporting Person PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Flagship Ventures Management, Inc.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,199,491

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 13,199,491

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,199,491

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 18.5%

14.	Type of Reporting Person CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Flagship Ventures General Partner LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,359,720

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 4,359,720

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,359,720

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 6.1%

14.	Type of Reporting Person OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Noubar B. Afeyan, PhD

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,542,545

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 17,542,545

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,542,545

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.6%

14.	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Edwin M. Kania, Jr.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,542,545

	8.	Shared Voting Power - 0 -

	9.	Sole Dispositive Power 17,542,545

	10.	Shared Dispositive Power - 0 -

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,542,545

12.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row 9 24.6%

14.	Type of Reporting Person IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 42326R109

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on January 5, 2009 (the “Original Schedule 13D”), with respect to shares of Common Stock, par value $0.001 per share, of Helicos BioSciences Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning ascribed thereto in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment No. 1, by adding the following:

The Reporting Persons acquired additional shares of the Company’s Common Stock in connection with a private placement by the Company (the “Second Offering”) which closed on September 18, 2009 (the “New Issuance Date”).  In the Second Offering, the Company sold (i) to certain existing investors, including certain of the Reporting Persons listed below, an aggregate of 1,030,028 units, each unit consisting of (A) one share of Common Stock and (B) one warrant to purchase 0.662 shares of Common Stock at a per share exercise price equal to $2.61 (105% of the closing bid price of the Common Stock on September 15, 2009), with each such unit sold at a purchase price equal to $2.57 per unit, and (ii) to certain new investors, an aggregate of 3,281,252 units, each unit consisting of (A) one share of Common Stock and (B) one warrant to purchase 0.50 shares of Common Stock at a per share exercise price equal to $2.61, with each such unit sold at a purchase price equal to $2.24 per unit.  Units are not issued or certificated. The shares and warrants are immediately separable and were issued separately.  The warrants have a five and a half year term and include a six-month “lock-up” provision, meaning that the warrants will not be exercisable until six months following the consummation of the Second Offering.

Certain of the Reporting Persons (the “New Purchasing Funds”) purchased 242,931 units, consisting of 242,931 Shares and 160,821 Warrants, for an aggregate purchase price of $625,000, as follows:

Purchasing Fund	Purchase Price	Shares	Warrants
Flagship Ventures Fund 2004, L.P.	208,654.73	81,101	53,688

NewcoGen PE LLC	144,231.00	56,061	37,113

NewcoGen Equity Investors LLC	72,115.00	28,030	18,556

NewcoGen Long Reign Holding LLC	32,212.00	12,521	8,289

ST NewcoGen LLC	32,212.00	12,521	8,289

NewcoGen Group LLC	72,115.00	28,030	18,556

NewcoGen Elan LLC	63,461.00	24,667	16,330

The New Purchasing Funds used capital contributions from their respective investors to purchase the units.

CUSIP No. 42326R109

Item 5.	Interest in Securities of the Issuer.

The following is a description of the shares beneficially owned by each of the Reporting Persons. All references to the Company’s issued and outstanding Common Stock shall be deemed to mean 71,290,260, which is equal to (a) the number of shares of Common Stock reported by the Company to be issued and outstanding as of July 31, 2009 (b) plus the shares issued in the Second Offering.

•                  Flagship beneficially owns 4,343,054 shares of Common Stock consisting of (a) 3,016,458 shares of Common Stock, (b) warrants to purchase 53,688 shares of Common Stock at an exercise price of $2.61 per share and (c) warrants to purchase 1,272,908 shares of Common Stock at an exercise price of $0.45 per share.

•                  AGTC Fund beneficially owns 9,709,394 shares of Common Stock consisting of (a) 6,767,668 shares of Common Stock and (b) warrants to purchase 2,941,726 shares of Common Stock at an exercise price of $0.45 per share.

•                  AGTC beneficially owns 582,592 shares of Common Stock consisting of (a) 406,080 shares of Common Stock and (b) warrants to purchase 176,513 shares of Common Stock at an exercise price of $0.45 per share.

•                  NewcoGen PE beneficially owns 311,735 shares of Common Stock consisting of (a) 208,556 shares of Common Stock, (b) warrants to purchase 37,113 shares of Common Stock at an exercise price of $2.61 per share and (c) warrants to purchase 66,066 shares of Common Stock at an exercise price of $0.45 per share.

•                  NewcoGen Élan beneficially owns 80,845 shares of Common Stock consisting of (a) 64,515 shares of Common Stock and (b) warrants to purchase 16,330 shares of Common Stock at an exercise price of $2.61 per share.

•                  NewcoGen Equity beneficially owns 1,130,929 shares of Common Stock consisting of (a) 782,042 shares of Common Stock, (b) warrants to purchase 18,556 shares of Common Stock at an exercise price of $2.61 per share and (c) warrants to purchase 330,331 shares of Common Stock at an exercise price of $0.45 per share.

•                  NewcoGen Long Reign beneficially owns 64,326 shares of Common Stock consisting of (a) 42,823 shares of Common Stock, (b) warrants to purchase 8,289 shares of Common Stock at an exercise price of $2.61 per share and (c) warrants to purchase 13,214 shares of Common Stock at an exercise price of $0.45 per share.

•                  ST NewcoGen beneficially owns 64,280 shares of Common Stock consisting of (a) 42,777 shares of Common Stock, (b) warrants to purchase 8,289 shares of Common Stock at an exercise price of $2.61 per share and (c) warrants to purchase 13,214 shares of Common Stock at an exercise price of $0.45 per share.

•                  NewcoGen Group beneficially owns 1,238,722 shares of Common Stock consisting of (a) 861,721 shares of Common Stock, (b) warrants to purchase 18,556 shares of Common Stock at an exercise price of $2.61 per share and (c) warrants to purchase 358,445 shares of Common Stock at an exercise price of $0.45 per share.

•                  Dr. Afeyan beneficially owns 16,666 shares, which may be acquired within 60 days upon exercise of an option issued to Dr. Afeyan as a director of the Company (the “Option”).

Each of Flagship and AGTC fund may also be deemed to be the indirect beneficial holder of the shares underlying the Option.  Any profit from the exercise of the stock option and subsequent sale of the underlying shares is payable 50% each to Flagship and AGTC Fund.  Each of Flagship and AGTC Fund disclaims beneficial ownership of such shares.

CUSIP No. 42326R109

As the manager of each of the NewcoGen Funds, NewcoGen Inc. may be deemed to have beneficial ownership of the shares held by such funds.  Additionally, NewcoGen Inc. may be deemed to have beneficial ownership of the shares held by the AGTC Funds, as the general partner of AGTC Partners which is the general partner of each of AGTC Funds.   Similarly, AGTC Partners may also be deemed to have beneficial ownership of the shares held by the AGTC Funds.

NewcoGen Inc. is a wholly owned subsidiary of Flagship Inc.  Consequently, Flagship Inc. may also be deemed to have beneficial ownership of any shares of which NewcoGen Inc. may be deemed to have beneficial ownership.

Flagship LLC is the general partner of Flagship may be deemed to have beneficial ownership with respect to any shares held by Flagship.

As the directors of Flagship Inc. and managers of Flagship LLC, Dr. Afeyan and Mr. Kania may be deemed to have beneficial ownership with respect to all shares held by the NewcoGen Funds, Flagship and the AGTC Funds.

Each reporting person disclaims beneficial ownership of such shares, and this report shall not be deemed an admission that the reporting persons are the beneficial owner of all of the reported shares.

(c) On August 6, 2009, Dr. Afeyan was awarded an option to purchase 5,555 shares of the Company’s Common Stock at an exercise price of $0.79 per share in connection with his service as a director of the Company (the “Option”).  The Option is not exercisable until August 6, 2010.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this Statement relates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Security Purchase Agreement

As disclosed in Item 3, above, the New Purchasing Funds entered into a security purchase agreement with the Company, dated September 15, 2009, pursuant to which such Reporting Persons purchased an aggregate of 242,931 units for an aggregate purchase price of $625,000 in the Second Offering.

Warrant Agreement

In connection with the purchase of the units, each New Purchasing Fund received a Warrant to purchase 0.662 Shares for each unit purchased.

Registration Rights Agreement

In connection with the Second Offering, each of the purchasers, including the Purchasing Funds, entered into a registration rights agreement (the “Second Registration Rights Agreement”) with the Company.  The Second Registration Rights Agreement provides that the Company will file a “resale” registration statement (the “Second Initial Registration Statement”) covering all of the Shares and the shares issuable upon exercise of the Warrants (the “Warrant Shares”), up to the maximum number of shares able to be registered pursuant to applicable Securities and Exchange Commission (“SEC”) regulations, within 15 days of the closing of the Second Offering.  If any Shares or Warrant Shares are unable to be included on the Second Initial Registration

CUSIP No. 42326R109

Statement, the Company has agreed to file subsequent registration statements until all the Shares and Warrant Shares have been registered.  Under the terms of the Second Registration Rights Agreement, the Company is obligated to maintain the effectiveness of the “resale” registration statement until all securities therein are sold or are otherwise can be sold pursuant to Rule 144, without any restrictions.  A cash penalty at the rate of 2% per month will be triggered for any filing or effectiveness failures or if, at any time after six months following the closing of the Offering, the Company ceases to be current in its periodic reports with the SEC. The aggregate penalty accrued with respect to each investor may not exceed 12% of the original purchase price paid by that investor.

Item 7.	Materials to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D/A:

Exhibit 1:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated September 15, 2009.

Exhibit 2:	Form of Warrant.

Exhibit 3:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated September 15, 2009.

CUSIP No. 42326R109

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 22nd day of September, 2009.

NEWCOGEN GROUP LLC;
NEWCOGEN EQUITY INVESTORS LLC;
NEWCOGEN PE LLC;
NEWCOGEN ÉLAN LLC;
ST NEWCOGEN LLC;
NEWCOGEN LONG REIGN HOLDING LLC

Each by its Manager NewcoGen Group Inc.

*
By:
Noubar Afeyan
President

APPLIED GENOMIC TECHNOLOGY CAPITAL FUND, L.P.;
AGTC ADVISORS FUND, L.P.

Each by its General Partner, AGTC Partners, L.P.
By its General Partner, NewcoGen Group Inc.

*
By:
Noubar B. Afeyan, PhD
President

AGTC PARTNERS, L.P.
By its General Partner, NewcoGen Group Inc.

*
By:
Noubar B. Afeyan, PhD
President

NEWCOGEN GROUP INC.

*
By:
Noubar B. Afeyan, PhD
President

CUSIP No. 42326R109

FLAGSHIP VENTURES FUND 2004, L.P.

By:	Flagship Ventures General Partner LLC,
its General Partner

*
By:
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES GENERAL PARTNER LLC

*
By:
Noubar B. Afeyan, PhD
Manager

FLAGSHIP VENTURES MANAGEMENT, INC.

*
By:
Noubar B. Afeyan, PhD
Manager

/s/ Edwin M. Kania
Edwin M. Kania, Jr.

*
Noubar B. Afeyan, PhD

*                                         The undersigned, by signing his name below, does hereby sign this statement on behalf of the above indicated filers in his capacity noted for such filers.

/s/ Noubar B. Afeyan
Noubar B. Afeyan, PhD

CUSIP No. 42326R109

EXHIBIT INDEX

Exhibit 1:	Securities Purchase Agreement, between Helicos and each of the Purchasers identified therein, dated September 15, 2009.

Exhibit 2:	Form of Warrant.

Exhibit 3:	Registration Rights Agreement, between Helicos and each of the Holders identified there, dated September 15, 2009.